Pricing Supplement No. 5
Dated February 10, 2003
(to Prospectus dated November 28, 2001
and Prospectus Supplement
dated December 5, 2001)

Merck & Co., Inc.
Medium-Term Notes, Series E
Floating Rate Notes

Underwriters and Principal Amounts:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated TOTAL	$30,000,000 $25,000,000 $55,000,000
Trade Date:	February 10, 2003
Settlement Date (Original Issue Date):	February 18, 2003
Stated Maturity:	February 18, 2043
Interest Rate Basis:	3-month LIBOR
Spread:	Minus 45 basis points
Initial Interest Rate:	3-month LIBOR, determined as if the original issue date were an interest reset date, minus the spread
Interest Reset Dates:	Quarterly, on the 18th day of each February, May, August and November, commencing May 18, 2003
Interest Payment Dates:	February 18, May 18, August 18 and November 18 of each year, commencing May 18, 2003
Issue Price:	100.00% of the principal amount
Underwriter’s Discount:	1.00% of the principal amount
Net Proceeds to Merck:	99.00% of the principal amount
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	58933NAX7

Optional Repayment Dates:	The notes will be repayable at the option of the holder on at least 30 days notice on the following optional repayment dates and at the following repayment prices:

Optional Repayment Date	Repayment Price

February 18, 2004	98.00%

February 18, 2005	98.00%

February 18, 2006	98.00%

February 18, 2007	98.00%

February 18, 2008	98.00%

February 18, 2009	99.00%

February 18, 2010	99.00%

February 18, 2011	99.00%

February 18, 2012	99.00%

February 18, 2013	99.00%

February 18, 2014 and on each third anniversary thereafter to maturity	100.00%

Optional Redemption:	The notes may be redeemed at any time, at the option of Merck, in whole or in part, in amounts of $1,000 or any multiple of $1,000, at the following redemption prices, if redeemed during the following 12-month periods:

Redemption Period	Redemption Price
February 18, 2033 through February 17, 2034	105.00%

February 18, 2034 through February 17, 2035	104.50%

February 18, 2035 through February 17, 2036	104.00%

February 18, 2036 through February 17, 2037	103.50%

February 18, 2037 through February 17, 2038	103.00%

February 18, 2038 through February 17, 2039	102.50%

February 18, 2039 through February 17, 2040	102.00%

February 18, 2040 through February 17, 2041	101.50%

February 18, 2041 through February 17, 2042	101.00%

February 18, 2042 through February 17, 2043	100.50%

Recent Developments:

On January 28, 2003, Merck & Co., Inc. announced its fourth quarter and full year 2002 results. Merck’s consolidated net income was $7,149.5 million in 2002, compared to $7,281.8 million in 2001. Consolidated sales grew 9% to $51.8 billion for the year, while Merck’s human health sales in its core pharmaceuticals business increased 1% for the year. Merck’s consolidated net income for the fourth quarter of 2002 was $1,889.8 million, compared to $1,860.9 million for the same period in 2001. Consolidated sales grew 11% in the fourth quarter of 2002 to $13.9 billion, while Merck’s human health sales in its core pharmaceuticals business increased 8% for the fourth quarter, including a 1% benefit from foreign exchange. Merck’s five largest-selling products — ZOCOR, FOSAMAX, COZAAR and HYZAAR*, SINGULAIR and VIOXX — collectively had increased sales of 18% for the fourth quarter of 2002 as compared with the same period in 2001.

Merck’s consolidated sales growth also reflected the impact of Medco Health Solutions, Inc.’s sales, which increased 14% in 2002. On a stand-alone basis, Medco Health’s net revenues increased 13% to $33.0 billion in 2002, including retail co-payments of approximately $6,456.8 million. Medco Health’s net revenues — reported on a stand alone basis — increased by 11% to $8.5 billion in the fourth quarter of 2002, including retail co-payments of approximately $1,652.4 million. Merck remains fully committed to the establishment of Medco Health as a separate, publicly traded company and intends to complete the separation in mid-2003, subject to market conditions.

As we reported on our Current Report on Form 8-K dated December 9, 2002, Medco Health has agreed to settle a series of class-action lawsuits that challenged Medco Health’s position under the Employee Retirement Income Security Act, or ERISA. Under ERISA, those with responsibility for overseeing certain benefit plans — such as retirement plans and health insurance plans — are known as “fiduciaries” and are obligated to ensure that decisions are made in the best interest of the plans and plan members. Medco Health has contractual and indirect relationships with many plan fiduciaries or plan sponsors. However, Medco Health believes that it is not a fiduciary under ERISA as the plaintiffs asserted, and this settlement does not change that position. Medco Health has always maintained that the plaintiffs’ claims were without merit. Under the terms of the proposed settlement, which was agreed to by plaintiffs in five of six initial lawsuits filed against Medco Health and requires the approval of the U.S. District Court for the Southern District of New York, plaintiffs will release various legal claims against Medco Health and Merck — without any admission of liability by either company — in return for financial compensation to eligible members of the settlement class. That class includes ERISA — plans for which Medco Health has administered a pharmacy benefit at any time since December 17, 1994. The court will hold a hearing and consider objections to the settlement. Final resolution of the legal matter is expected to take several months.

In addition to cash compensation of $42.5 million, under the proposed settlement Medco Health has voluntarily agreed to modify or continue certain business processes that are designed to ensure clients have an even greater understanding of, and realize maximum value for, their investment in pharmacy healthcare services. The practices include, among other items, keeping clients regularly updated on changes to standard formularies and providing notice when generic equivalents to branded pharmaceuticals become available on the market. They also include affirmatively notifying clients of new proposed therapeutic interchanges when they involve an interchange of a lower-cost drug to a higher-cost drug on an average wholesale price, or AWP, basis. In these situations, Medco Health will provide clients with information on the AWP of each drug and the cost of each drug after ingredient cost discounts and formulary rebates. Clients will have the opportunity to decline participation in that particular interchange.

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* COZAAR and HYZAAR are registered trademarks of E.I. DuPont de Nemours & Company, Wilmington, DE, USA.

Upon final approval, the settlement would resolve nearly all pending and potential litigation by plans against Medco Health and Merck based on ERISA and similar claims, for events occurring up to the date of the settlement. Only those claims by plans that affirmatively opt out of the settlement would survive.

Experts:

The financial statements incorporated in the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2001 were so incorporated in reliance on a report of Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting. That report was issued on March 21, 2002 and has not been reissued by Arthur Andersen since that date.

Arthur Andersen was convicted on June 15, 2002 of federal obstruction of justice in connection with its actions regarding Enron Corp. and ceased to practice before the Securities and Exchange Commission as of August 31, 2002. Arthur Andersen consented to the incorporation by reference of its audit report relating to our annual consolidated financial statements into the registration statement of which the prospectus forms a part. Arthur Andersen also satisfied the Commission’s requirements to certify to us that the audit was subject to its quality control system to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of its personnel working on the audit, availability of national office consultation, and availability of personnel at its foreign affiliates to conduct the relevant portions of the audit. Nevertheless, as a result of the events arising out of Arthur Andersen’s conviction you may have no effective remedy against it in connection with a material misstatement or omission in the financial statements it audited. Moreover, the events arising out of Arthur Andersen’s conviction may adversely affect the ability of Arthur Andersen to satisfy any successful claim.

Notes Used as Qualified Replacement Property:

Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic “operating corporation” that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “Passive Income Test”). A corporation will be considered an “operating corporation” if at the time the securities are purchased or before the end of the replacement period, as defined in Section 1042 of the Code, more than 50 percent of its assets are used in the active conduct of a trade or business. For these purposes, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for the purposes of computing the amount of passive investment income for purposes of Section 1042. Merck believes that it is an “operating corporation” and that less than 25 percent of its Affiliated Group’s gross receipts is passive investment income for the taxable year ending December 31, 2002. In making this determination, Merck has made certain assumptions and used procedures which it believes are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of the Affiliated Group’s finance and insurance companies is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service (the “IRS”) that explain the calculation and characterization of such income in circumstances similar to those of Merck’s Affiliated Group. Even if such categories of income were treated as passive investment income, Merck believes that the Affiliated Group’s passive investment income did not exceed more than 25 percent of the Affiliated Group’s gross receipts for the taxable year ending December 31, 2002. No assurance can be given as to whether Merck will continue to meet the Passive Income Test. It is, in addition, possible that the IRS may disagree with the manner in which Merck has calculated disagree with the manner in which Merck has calculated the Affiliated Group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Investors that treat the notes as “qualified replacement property” are subject to special rules regarding their basis and holding period in the notes. Investors should consult their own tax advisors about the operation of the rules relating to qualified replacement property in their particular circumstances.

MERRILL LYNCH & CO. MORGAN STANLEY